

CNB **The Conway National Bank**

March 28, 2005

Mr. John P. Nolan, Accounting Branch Chief
Mr. Edwin Adames, Senior Staff Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CNB Corporation, File No. 0-24523

Gentlemen:

We are in receipt of your comment letter dated March 25, 2005, received via facsimile March 25, 2005.

We have reviewed your comments, the referenced section of SEC Release No. 33-8238, PCAOB Auditing Standard No. 2, and consulted with our independent registered public accounting firm, Elliott Davis, LLC. We note that your comments outline an inconsistency between management's report on internal control and the attestation report of the independent registered public accounting firm as well as missing information from both of these reports.

After review and discussion, we determined that the management report on internal control filed with our Form 10-K on March 11, 2005 was an inappropriate report. It was neither our, nor our independent registered pubic accounting firm's intention to file combined reports/opinions which were designed to satisfy both the requirements of the SEC and the FDIC. The management report included in our Form 10-K was intended for filing with the FDIC only.

We propose to file an amended Form 10-K (10K-A) on or before April 8, 2005 which includes the appropriate management report, a copy of which is attached hereto, and which excludes the inappropriate management report.

We acknowledge that CNB Corporation is responsible for the adequacy and accuracy of the disclosure in the filings; that SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that CNB Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We apologize for this oversight and appreciate your diligence and continued guidance.

Respectfully,

L. Ford Sanders, II
Assistant Treasurer

cc: Mr. W. Jennings Duncan, President and CEO
Mr. Paul R. Dusenbury, Treasurer, CFO
Mr. R. Jason Caskey, Elliott Davis, LLC

P.O. Drawer 320 • Conway, SC 29528 • (843) 248-5721 • Member FDIC

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of CNB Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with appropriate management authorization and accounting records are reliable for the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of CNB Corporation's internal control over financial reporting as of December 31, 2004. In making our assessment, management has utilized the framework published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission "Internal Control-Integrated Framework." Based on our assessment, management has concluded that, as of December 31, 2004, internal control over financial reporting was effective.

Elliott Davis, LLC, an independent registered public accounting firm, has issued an attestation report on management's assessment, of the Company's internal control over financial reporting, and a copy of Elliott Davis, LLC's report is included with this report.

Date: December 31, 2004

/s/W.Jennings Duncan   /s/Paul R. Dusenbury
W. Jennings Duncan   Paul R. Dusenbury
President and Chief Executive Officer   Treasurer and
                                                    Chief Financial Officer